WOODSIDE
AUSTRALIAN ENERGY

02015744

14 February 2002

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

MAR 05 2002

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Enfield-4 (WA-271-P), lodged with the Australian Stock Exchange ("ASX") on 12 February 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

dw 3/8

14 February 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

MAR 05 2002

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Enfield-4 (WA-271-P), lodged with the Australian Stock Exchange ("ASX") on 12 February 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Acknowledged ____________________

Dated ____________________

LYNNE KYLE
Corporate Assistant

WOODSIDE PETROLEUM LTD

82-2280

12 February 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-271-P
Enfield-4

Woodside Petroleum Ltd., Operator of the WA-271-P Permit, reports that the Enfield-4 appraisal well was plugged and abandoned after a period spent securing the rig due to Tropical Cyclone Chris and the successful completion of production testing.

The Ocean Bounty drilling rig left the Enfield-4 location at 1830 hours on 9 February 2002.

Woodside's interest in WA-271-P is 100%.

ROBIN LEES
Asst. Company Secretary